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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

LEGEND INTERNATIONAL HOLDINGS, INC
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

52467C100
(CUSIP Number)

December 1, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 9 Pages

SCHEDULE 13G

CUSIP NO.: 52467C100	Page 2 of 9 Pages

1. Names of Reporting Persons Attara Capital LP
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 30,629,300
6. Shared Voting Power 0
7. Sole Dispositive Power 30,629,300
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 30,629,300
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 13.53%
12. Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP NO.: 52467C100	Page 3 of 9 Pages

1. Names of Reporting Persons David M. Slager
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization Dutch
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 30,629,300
6. Shared Voting Power 0
7. Sole Dispositive Power 30,629,300
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 30,629,300
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11. Percent of Class Represented by Amount in Row (9) 13.53%
12. Type of Reporting Person (See Instructions) HC

CUSIP NO.: 52467C100	Page 4 of 9 Pages

Item 1.

(a) Name of Issuer:

Legend International Holdings, Inc.

(b) Address of Issuer’s Principal Executive Offices:

Level 8, 580 St. Kilda Road, Melbourne, Victoria, 3004 Australia

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by:

(i)
Attara Capital LP, a Delaware limited partnership (“Attara”), which serves as investment manager to Attara Fund, Ltd. (formerly Atticus European Fund, Ltd.) and a managed account (such fund and account, collectively, the “Funds”), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by the Funds; and

(ii)	David Slager (“Mr. Slager”), who serves as the Chairman of Attara and controls its business activities.

Attara and Mr. Slager are hereinafter sometimes collectively referred to as the “Reporting Persons.” On December 1, 2009, Attara succeeded Atticus Management Limited (together with affiliates, “Atticus”) as the investment manager of the Funds. Attara is not affiliated with Atticus or its founder, Timothy R. Barakett. Prior to founding Attara, Mr. Slager served as Vice Chairman of Atticus.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Attara Capital LP and Mr. Slager is 767 Fifth Avenue, 12th Floor, New York, New York 10153.

(c)	Citizenship:

Attara Capital LP is a Delaware limited partnership.
Mr. Slager is a citizen of the Netherlands.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

(e)	CUSIP Number:

52467C100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP NO.: 52467C100	Page 5 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 1, 2009, the Reporting Persons may be deemed to beneficially own 30,629,300 shares of the Issuer’s Common Stock.

(b)	Percent of class:

As of December 1, 2009, the Reporting Persons may be deemed to beneficially own 13.53% of the shares of the Issuer’s Common Stock.

(c)	Number of shares of the Issuer’s Common Stock as to which the Reporting Persons have:

(i) Sole power to vote or to direct the vote	30,629,300
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	30,629,300
iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

CUSIP NO.: 52467C100	Page 6 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

This Item 7 is not applicable.

Item 8. Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.: 52467C100	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2009	ATTARA CAPITAL LP

/s/ David M. Slager
Name: David M. Slager
Title: Founder and Chairman

Date: December 3, 2009	DAVID M. SLAGER

/s/ David M. Slager
Name: David M. Slager

CUSIP NO.: 52467C100	Page 8 of 9 Pages

EXHIBIT INDEX

Item		Page No.
A	Joint Filing Agreement, dated as of December 3, 2009, by and among the Reporting Persons	9

CUSIP NO.: 52467C100	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Legend International Holdings, Inc., dated as of December 3, 2009, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: December 3, 2009

ATTARA CAPITAL LP

By:      /s/ David M. Slager
Name: David M. Slager
Title:   Founder and Chairman

DAVID M. SLAGER

By:      /s/ David M. Slager
Name: David M. Slager